April 12, 2011

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	April 8, 2011 Staff Comments to Rule 485(a) Filings for

File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your timely response in regard to the above-referenced filings. This letter will address the Staff comments to those filings that we discussed on April 8.

1.	On page 7 of the prospectus, the presentation of the average weighted fund expense for the allocation models under the Guaranteed Lifetime Withdrawal Benefit riders in the Expense Example does not conform with the requirements of Instruction 21 of Item 3 of Form N-4.

We believe that the Expense Example format (which, we note, has been included in the variable annuity prospectuses issued by The Guardian Insurance & Annuity Company, Inc. (GIAC) for the last several years and which has been reviewed by the Staff on prior occasions without comment), provides contract owners with the most accurate, relevant information possible and fully comports with the intent of the requirements of Instructions 21(a) and 21(b) of Item 3 of Form N-4. Item 3, as you know, requires the Expense Example to assume the contract owner’s investment has a 5% return each year and the “maximum fees and expenses of any of the [portfolio companies].” We believe that the reference in Item 3 to “[portfolio companies]” reflects an acknowledgment by the Commission that contract owners should be provided with an expense example that reflects the highest fees and expenses they could pay under the most expensive combination of separate account and account asset-based fees, as well as the most expensive available investment option under the corresponding version of the contract. The Expense Example in our prospectus reflects the expenses of the Guaranteed Lifetime Withdrawal Benefit rider, which is the most expensive way to buy the contract, together with the most expensive investment option available under that rider - the Invesco/PIMCO Growth Allocation Model. We note in this regard that contract owners who elect the Guaranteed Lifetime Withdrawal Benefit rider are required to allocate contract value to one of the specifically-designated asset allocation models. However, they are not permitted to allocate contract value to any of the individual portfolio companies that comprise the asset allocation models. Accordingly, we believe it would be misleading to present contract owners with an expense example that reflects fees and expenses of any of the individual portfolio companies since they cannot allocate contract value to any of these portfolio companies if they elect the Guaranteed Lifetime Withdrawal Benefit rider. Therefore, we respectfully decline to make the revision suggested by the Staff.

2.	On page 65 of the prospectus, the statement that “[w]hen the dollar amount of this rider increases for any [emphasis added] reason, the contractowners will not receive advance notice of this increase in the rider fee due to step-ups and does not have the option of declining future step-ups due to an increase in the rider fees” conflicts with the remainder of that paragraph which states that the contractowner will receive advance notice of an increase in the rider fee percentage and also states that, within 30 days of that advance notice, the contractowner has the right to decline future automatic step-ups.

This paragraph is intended to disclose to a contractowner that as his or her guaranteed withdrawal balance increases due to step-ups, the dollar amount of the rider fee will also increase. This dollar amount increase is distinguishable from an increase in the rider fee percentage, which cannot be increased unless GIAC provides advance notice of such an increase. We acknowledge that the second sentence in the last paragraph on page 65 is confusing and we will remedy that by rewording that sentence as follows:

“The contractowner will not receive advance notice of an increase in the dollar amount of a rider fee due to step-ups and does not have the option of declining future step-ups due to an increase in the rider fee.”

3.	On page 69 of the prospectus, clarify the following sentence in the last paragraph:

“You may only choose one of these death benefits, although both of them may not be available in your state.”

That sentence will be clarified as follows:

“You may only choose one of these death benefits, although only one of them may be available in your state.”

4.	Contrast the key features of the two optional death benefits that are available under the Guaranteed Lifetime Withdrawal Benefit rider, including what type of contractowner may be appropriate for each rider.

The following chart will be added to the prospectus on page 71:

GLWB Death Benefit Option	Death Benefit Option Fee Percentage	General Description	Death Benefit Option Availability	Considerations for Potential Contractowners

GLWB Step-Up Death Benefit	0.50%	• Death benefit increases in the amount of any step-ups • Does not increase in the amount of annual minimum guarantees or cumulative guarantees	• Available with any GLWB option • Available for both qualified and non-qualified contracts

•     Contractowner believes that upside market performance increasing the accumulation value and guaranteed withdrawal balance will outpace withdrawals under the rider

•     Contractowner wants an optional death benefit and purchases a qualified contract or any GLWB option for which the GLWB Return of Premium Death Benefit may not be elected

GLWB Return of Premium Death Benefit	0.60%	• Guarantees a death benefit equal to premiums paid • The death benefit is not reduced for withdrawals under the GLWB rider unless they are excess withdrawals

•     Available only with Guardian Target 300, Guardian Target 200 or Guardian Target Future GLWB options

•     Not available with Guardian Target Now GLWB option

•     Available for any non-qualified contract; not available for qualified contracts

•     Contractowner is less confident in the upside performance of the contract’s underlying variable investment options

•     Contractowner prefers to guarantee against loss of principal investment for his/her beneficiaries rather than capitalize on potential upside in market performance

5.	Add the following disclosure, in bold typeface, at the end of the third paragraph on page 71 of the prospectus: “No additional death benefit will be provided under either optional death benefit if the basic contract death benefit is greater.”

This disclosure will be added to the prospectus.

6.	Query: Can the GLWB Step-Up Death Benefit ever be less than zero? If so, provide an example illustrating that effect. If not, make a statement to that effect.

The GLWB Step-Up Death Benefit can never be less than zero. The following disclosure will be added to page 70 of the prospectus, after the first two bullet points:

“In no event would the Step-Up Death Benefit be less than zero.”

7.	Consider disclosing by example the cost of each GLWB rider with the optional death benefit rider.

We believe that we have adequately disclosed the cost of the optional GLWB death benefits with each of the GLWB options in the fee chart provided on page 6 of the prospectus. However, we will add the following disclosure to page 70 of the prospectus, after the sixth full paragraph:

Thus, the total cost of your GLWB rider fee percentage, if you choose the GLWB Step-Up Death Benefit, will vary depending on the option you have chosen, as follows:

Guardian Target 300
(single)	1.85%
(spousal)	2.15%
Guardian Target 200
(single)	1.60%
(spousal)	1.80%
Guardian Target Future
(single)	1.50%
(spousal)	1.75%
Guardian Target Now
(single)	1.40%
(spousal)	1.50%

And, we will also add the following disclosure to page 71 of the prospectus, after the first sentence in the third paragraph:

Thus, the total cost of your GLWB rider fee percentage, if you choose the GLWB Return of Premium Death Benefit, will vary depending on the option you have chosen, as follows:

Guardian Target 300
(single)	1.95%
(spousal)	2.25%
Guardian Target 200
(single)	1.70%
(spousal)	1.90%
Guardian Target Future
(single)	1.60%
(spousal)	1.85%

I trust that the responses provided above resolve the Staff comments received on April 8, 2011. Please let me know if I can provide you with any further information. The prospectus changes detailed in this correspondence will be incorporated into a Rule 485(b) filing that will be made on or before May 1, 2011.

Sincerely,

/s/ Stephanie Susens
Stephanie Susens
Second Vice President